SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EDISON INTERNATIONAL

(Name of Subject Company (Issuer))

EDISON INTERNATIONAL, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B

5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A

(Title of Class of Securities)

281020AT4

281020AS6

(CUSIP Number of Class of Securities)

Kathleen Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza,

New York, NY 10006

212-225-2632

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Edison International, a California corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on October 11, 2023 (the “Schedule TO”). The Schedule TO relates to the offers by the Company to purchase its outstanding 5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock” and such offer, the “Series B Offer”) and its 5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock” and, together with the Series B Preferred Stock, the “Securities” and such offer, the “Series A Offer” and, together with the Series B Offer, the “Offers” each, an “Offer”) for a maximum aggregate purchase price in cash of up to $750 million (the “Maximum Aggregate Purchase Price”), plus Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO)

The Offer to Purchase is hereby restated and supplemented as follows:

Important

On page i, the third sentence in the first paragraph of this section is restated as follows: “As of the date of this Offer to Purchase, the Securities are assigned equity content by S&P Global Ratings, and the Company intends to issue new securities that will be assigned a similar amount of equity content as is assigned to any repurchased securities in order to maintain the Company’s balance sheet strength.”

Summary Term Sheet

On page 2, the second sentence in the row entitled “Source and Amount of Funds” is restated as follows: “As of the date of this Offer to Purchase, the Securities are assigned equity content by S&P Global Ratings, and the Company intends to issue new securities that will be assigned a similar amount of equity content as is assigned to any repurchased securities in order to maintain the Company’s balance sheet strength.”

The Offers – Section 6 – Conditions of the Offer

On page 14, the first sub-bullet under the fourth bullet on that page is restated as follows: “any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;”

On page 14, the fifth sub-bullet under the fourth bullet on that page is deleted.

The Offers – Section 8 – Source and Amount of Funds

On page 15, the second sentence of the section is restated as follows: “As of the date of this Offer to Purchase, the Securities are assigned equity content by S&P Global Ratings, and the Company intends to issue new securities that will be assigned a similar amount of equity content as is assigned to any repurchased securities in order to maintain the Company’s balance sheet strength.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDISON INTERNATIONAL

By:	/s/ Maria Rigatti
	Name:	Maria Rigatti
	Title:	Executive Vice President and Chief
Financial Officer

	Date:	October 25, 2023

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated October 11, 2023.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Summary Advertisement, dated October 11, 2023.

(a)(1)(D)**	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Launch Press Release, dated October 11, 2023.

(b)	Not applicable.

(d)(1)	Certificate of Restated Articles of Incorporation of Edison International, effective December 19, 2006, together with all Certificates of Determination of Preference of Preferred Stock issued since December 19, 2006 (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(2)	Bylaws of Edison International, as amended effective, December 8, 2022 (File No. 1-9936, filed as Exhibit No. 3.1 to Edison International’s Form 8-K dated December 8, 2022 and filed December 9, 2022).

(d)(3)	Form of Certificate representing Series A Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.375% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series A) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(4)	Form of Certificate representing Series B Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.00% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series B) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Filed herewith
**	Filed previously